UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐           No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

January 29, 2014	FOREIGN TRADE BANK OF LATIN AMERICA, INC.

	By:	/s/ Pedro Toll

	Name: Title:	Pedro Toll General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a $75 million 12-Month Senior Unsecured Term Loan Facility for BICSA - Banco Internacional de Costa Rica, S.A. (Panama)

Panama City, Republic of Panama, January 29, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced the closing of a US$75 million, 12-Month Senior Unsecured Term Loan Facility for Panama-based Banco Internacional de Costa Rica S.A. (“BICSA”). Owned by Banco de Costa Rica and Banco Nacional de Costa Rica, the two largest state-owned banks in Costa Rica, BICSA has a strong footprint in Central America, with representative offices in Costa Rica, El Salvador, Guatemala, and Nicaragua, in addition to an agency in Miami.

Bladex was the Sole Lead Arranger, Bookrunner, and Administrative Agent for the Facility.

The transaction, which marks the first syndicated loan in the international markets for BICSA, attracted several financial institutions based in Brazil, Colombia, Chile, United States, and Panama. The transaction was structured as a bridge financing facility leading to a local bond issuance, and was disbursed in the first week of January 2014.

Alejandro Jaramillo, Head of Loan Structuring & Distribution at Bladex stated, “The successful closing of this transaction reflects Bladex’s long-standing commitment to supporting financial institutions in Latin America, and adds to the Bank´s growing franchise in the Region´s syndicated loan space. Bladex has led a series of syndicated loans in the recent past in support of corporate clients and financial institutions aiming to grow in the Region”.

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex’s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For more information, please access our website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Bladex

Business Park Torre V, Piso 5 / Avenida La Rotonda / Urbanización Costa del Este

Panama City, Panama

Tel: (+507) 210-8630

E-mail address: cschech@bladex.com